Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports relating to the financial statements of CEC Entertainment, Inc. and management’s report on the effectiveness of internal control over financial reporting dated March 18, 2005 (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness), appearing in the Annual Report on Form 10-K of CEC Entertainment, Inc. for the year ended January 2, 2005, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ DELOITTE & TOUCHE LLP
Dallas, Texas
November 15, 2005